File No. 001-13252
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
McKesson Corporation Profit-Sharing Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
McKesson Corporation
McKesson Plaza
One Post Street, San Francisco, CA 94104
Telephone (415) 983-8300

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
TABLE OF CONTENTS

EXHIBITS:
23.1 Consent of Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Participants of the
McKesson Corporation Profit-Sharing Investment Plan:

We have audited the accompanying statements of net assets available for benefits of McKesson Corporation Profit-Sharing Investment Plan (the “Plan”) as of March 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of March 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

San Francisco, California
September 21, 2016

 McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	March 31,
	2016			2015
	Participant- Directed	Non-Participant Directed	Plan Total	Participant- Directed	Non-Participant Directed	Plan Total
ASSETS
Cash and Cash Equivalents	$—	$4,255	$4,255	$—	$7,285	$7,285
Investments at Fair Value:
Fidelity BrokerageLink	209,617	—	209,617	224,960	—	224,960
Common/collective trusts	1,821,287	—	1,821,287	1,808,939	—	1,808,939
Separately managed accounts	655,386	—	655,386	732,216	—	732,216
McKesson Corp. common stock:
Employer Stock Fund	—	497,818	497,818	—	831,913	831,913
Employee Stock Fund	193,551	—	193,551	294,797	—	294,797
Investments at Contract Value:
BNY Mellon Stable Value Portfolio	251,884	—	251,884	244,150	—	244,150
Total Investments	3,131,725	497,818	3,629,543	3,305,062	831,913	4,136,975
Receivables:
Notes receivable from participants	46,629	—	46,629	47,984	—	47,984
Employer contributions	5,830	—	5,830	5,806	—	5,806
Other receivables	—	1	1	—	1	1
Total Receivables	52,459	1	52,460	53,790	1	53,791
Total Assets	3,184,184	502,074	3,686,258	3,358,852	839,199	4,198,051

LIABILITIES
Other accrued liabilities	—	70	70	—	405	405
Total Liabilities	—	70	70	—	405	405

Net Assets Available for Benefits	$3,184,184	$502,004	$3,686,188	$3,358,852	$838,794	$4,197,646

See Financial Notes

 McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Years Ended March 31,
	2016			2015
	Participant- Directed	Non-Participant Directed	Plan Total	Participant- Directed	Non-Participant Directed	Plan Total
INVESTMENT (LOSS)/INCOME
Net (depreciation)/appreciation in value of investments	$(155,726)	$(232,421)	$(388,147)	$266,131	$193,106	$459,237
Dividends and interest	22,882	3,658	26,540	23,283	3,737	27,020
Total Investment (Loss)/Income	(132,844)	(228,763)	(361,607)	289,414	196,843	486,257

CONTRIBUTIONS
Participants	188,395	—	188,395	185,472	—	185,472
Employer	81,626	—	81,626	81,420	—	81,420
Total Contributions	270,021	—	270,021	266,892	—	266,892

DEDUCTIONS
Benefits paid to participants	347,479	70,266	417,745	281,514	65,266	346,780
Administrative expenses	1,865	262	2,127	944	101	1,045
Total Deductions	349,344	70,528	419,872	282,458	65,367	347,825

(Decrease)/Increase in Net Assets Before Transfers and Mergers	(212,167)	(299,291)	(511,458)	273,848	131,476	405,324
Transfers to participant-directed investments	37,499	(37,499)	—	32,160	(32,160)	—
Merger of net assets from other plans	—	—	—	200,746	—	200,746
(Decrease)/Increase in Net Assets	(174,668)	(336,790)	(511,458)	506,754	99,316	606,070
Net Assets Available for Benefits at Beginning of Year	3,358,852	838,794	4,197,646	2,852,098	739,478	3,591,576
Net Assets Available for Benefits at End of Year	$3,184,184	$502,004	$3,686,188	$3,358,852	$838,794	$4,197,646
See Financial Notes

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES

1. Plan Description
The following description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”) is provided for general informational purposes only. Participants should refer to the plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees or are casual or temporary employees who have completed a year of service in which they worked at least 1,000 hours in a year at McKesson Corporation (the “Company” or “McKesson” or “Plan Sponsor”) or a participating subsidiary, except seasonal and collectively bargained employees (unless the collective bargaining agreement provides for participation). The plan year is April 1 through March 31. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company controls and manages the operation and administration of the Plan.
Fidelity Management Trust Company (“Fidelity”) is the trustee and record-keeper of the Plan.
The Plan is comprised of participant-directed and non-participant directed investments, as described below:
A.    Participant-Directed Investments
Contributions: The Plan qualifies as a safe harbor plan as described in Internal Revenue Code (the “Code”) Sections 401(k) (12) and 401(m) (11). Participants may make pre-tax and/or Roth 401(k) contributions from 1% to 75% of eligible pay, limited to $18,000 for calendar years 2016 and 2015. Participants 50 years of age or older may also elect to make additional pre-tax and/or Roth 401(k) catch-up contributions of up to 75% of pay, limited to $6,000 for calendar years 2016 and 2015. Total employer and employee contributions are limited to the lesser of $53,000 for the plan years ended March 31, 2016 and 2015 or 100% of taxable compensation. Participants may also contribute amounts representing distributions from other eligible retirement plans.
Participant Accounts: Individual accounts are maintained for each plan participant. Each participant’s account is credited with the contributions and an allocation of earnings and charged with withdrawals and an allocation of losses and administrative expenses paid by the Plan. Allocations are based on participant earnings, or account balances, as defined in the plan document. The participant is entitled to a benefit upon separation from employment based upon the vested portion of the participant's account.
Vesting: In general, for the plan years ended March 31, 2016 and 2015, employer contributions were 100% vested immediately. Dividends automatically reinvested in McKesson common stock are also 100% vested at all times. Certain participants from plans that were merged into the Plan may receive employer contributions that maintain their original vesting schedules.
Investment Options: Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investment options offered under the Plan and change his/her investment options at any time. At March 31, 2016, the Plan allowed participants to direct their accounts into any one or combination of the following investment options:

•
PSIP International Equity Portfolio is comprised of two common/collective trusts at March 31, 2016: 20% of the portfolio is invested in the Eaton Vance Parametric Emerging Markets Equity Commingled Fund, and 80% of the portfolio is invested in the Fidelity® Diversified International Commingled Pool.

•	Fidelity BrokerageLink is an investment option that provides access to a self-directed brokerage account.

•	SSgA Bond Index Fund is a commingled pool that seeks to provide investment results that correspond to the return of the Barclays Capital U.S. Aggregate Bond Index. This is a common/collective trust.

•	SSgA S&P 500 Index Fund is a commingled pool that seeks to provide investment results that correspond to the return of the S&P 500 Index. This is a common/collective trust.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

•
Vanguard Target Retirement Trusts are 12 commingled pool options designed for investors expecting to retire around the year indicated in each option’s name. The trusts, which are the Plan’s default investment options, are managed to gradually become more conservative over time. These options are common/collective trusts.

•	Fisher Investments Small Cap Value Portfolio invests primarily in stocks of value companies that are part of the Russell 2000 Value Index. This is a separately managed account.

•
PSIP Small Cap Growth Portfolio invests primarily in smaller growth U.S. companies that demonstrate the potential to meet certain strategic growth expectations as established by Weatherbie Capital, LLC, the investment manager. This is a separately managed account.

•
Dodge & Cox Large Cap Value Portfolio primarily invests in the stock of large companies where the fund manager believes the long-term earnings prospects are not reflected in the current prices. This is a separately managed account.

•
PSIP Large Cap Growth Portfolio is comprised of two separately managed accounts which invest primarily in the stock of large U.S. companies: 65% of the portfolio is managed by J.P. Morgan Asset Management, and 35% is managed by Brown Advisory.

•
BNY Mellon Stable Value Portfolio (the “Stable Value Portfolio”) invests in fixed income investments, insurance wrap contracts, and guaranteed investment contracts (“GICs”). This is a separately managed account.

•	McKesson Employee Stock Fund (the “Employee Stock Fund”) primarily represents investments in Company common stock.
Loans: Participants may apply for one loan from the Plan at a time. The total amount loaned to an individual participant cannot exceed the lowest of: (i) 50% of such participant’s vested account balance, (ii) $50,000 less the participant's highest outstanding loan balance under the PSIP in the 12 months preceding the loan date, or (iii) the value of the participant’s account attributable to pre-tax, Roth, after-tax, catch-up, and rollover contributions. Most loans bear interest at the then current prime rate of interest on the loan date plus 1%. Loan interest rates ranged from 4.25% to 10.50% at March 31, 2016 and 2015. Generally, loans may be repaid over a period not to exceed five years, except for residential home loans, which may be repaid over a term not to exceed ten years. Certain loans under qualified plans of acquired companies that were merged into the Plan may have longer repayment terms. Principal repayments and interest are paid through payroll deduction. For participants who have been terminated or are on leave and are no longer receiving a paycheck, loan repayments may be made by electronic fund transfer or check. Notes receivable from participants totaled $46,629,000 and $47,984,000 at March 31, 2016 and 2015, respectively.
Payment of Benefits: Participants have the right to receive a full or partial distribution of their vested PSIP account balance at the time of retirement, death, disability, or termination of employment. In general, when requested by a participant, benefit payments are made in a lump sum cash amount, but participants also may elect a distribution in-kind in the form of McKesson common stock and/or in the form of installments. The Plan also provides for in-service withdrawals on account of financial hardship or attainment of age 59½. In-service distributions cannot exceed a participant's vested account balance less applicable tax withholdings and penalties. Former employees may remain participants in the Plan and continue directing their investments without taking a distribution until age 70½.
Transfers from Other Qualified Plans: There were no transfers from other qualified plans during the year ended March 31, 2016. During the year ended March 31, 2015, $200,746,000 of net assets from the PSS World Medical, Inc. Savings Plan was merged into the PSIP. PSS World Medical, Inc., the sponsor of the PSS World Medical, Inc. Savings Plan, was acquired by McKesson in February 2013.
B.    Non-Participant Directed Investments
General: The McKesson Employer Stock Fund consists of an Employee Stock Ownership Plan (the “ESOP”) with shares of McKesson common stock that were allocated to participants through employer matching contributions made prior to April 2009 and not yet directed to other investment options by the participants. This fund is classified as “non-participant directed” because only the Company has the ability to direct contributions into this fund. Participants have the ability to transfer contributions from this fund to participant-directed investments, including the Employee Stock Fund. Total transfers to participant-directed investments for the years ended March 31, 2016 and 2015 were $37,499,000 and $32,160,000, respectively.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

C.    Other
Employer Matching Contributions to Participant Accounts: Each pay period, the Plan provides for Company matching contributions to all participants who make elective deferrals in an amount equal to 100% of the first 3% of pay contributed as elective deferrals to the Plan and 50% of the next 2% of pay contributed as elective deferrals to the Plan. An additional annual matching contribution may be allocated to plan participants at the discretion of the Company. The Plan also provides for a true-up matching employer contribution in an amount equal to the difference between (1) a participant’s matching contributions determined based on the participant’s compensation and eligible contributions for the entire plan year and (2) the amount of the participant’s matching contributions actually contributed to the Plan for the plan year. Employer matching contributions were $81,626,000 and $81,420,000 for the years ended March 31, 2016 and 2015, respectively.
Forfeitures of Unvested Participant Account Balances: A rehired employee who has met certain levels of service prior to termination may be entitled to have previously forfeited amounts in the PSIP reinstated. Each plan year, forfeited amounts are used to reinstate previously forfeited amounts of rehired employees, to pay other plan administrative expenses, or to reduce employer contributions.
Diversification out of McKesson Employer Stock Fund and McKesson Employee Stock Fund: Participants may divest their accounts of McKesson common stock and invest in other investment funds at any time without restriction.
Payment of Benefits: Distributions are made only upon a participant’s retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company and its affiliates. Distributions are made in cash, or if a participant elects a distribution in-kind, in the form of Company common stock plus cash for any fractional share.
McKesson Employer Stock Fund: The following is information regarding the allocated shares of McKesson common stock, at fair value, held as of March 31 (in thousands):

2016			2015
Number of Shares	Cost Basis	Fair Value of Shares	Number of Shares	Cost Basis	Fair Value of Shares
3,166	$114,910	$497,818	3,678	$133,179	$831,913
The per share fair value of McKesson common stock at March 31, 2016 and 2015 was $157.25 and $226.20, respectively.
2. Significant Accounting Policies
Basis of Accounting: The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Investments held by a defined contribution plan are required to be reported at fair value with the exception of fully benefit-responsive investment contracts, which are required to be reported at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present fully benefit-responsive investment contracts at contract value and all other investments at fair value. This presentation reflects the retrospective adoption of Part I of Accounting Standards Update No. 2015-12, Plan Accounting: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. See New Accounting Pronouncements below.
Cash and Cash Equivalents: The Plan considers all highly liquid debt instruments with remaining maturities of less than three months at the date of purchase to be cash equivalents.
Use of Estimates: The preparation of financial statements in conformity with GAAP requires plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

Risks and Uncertainties: The Plan maintains various investment options including mutual funds, Fidelity BrokerageLink, common/collective trusts, separately managed accounts, the Employer Stock Fund, and the Employee Stock Fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value or net asset value (“NAV”) as a practical expedient for fair value except for the BNY Mellon Stable Value Portfolio, which is stated at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are stated at quoted market prices, which represent the NAV of shares held by the Plan at year-end. Investments entered into through Fidelity BrokerageLink are primarily stated at quoted market prices. Investments in common/collective trusts are stated at NAV. Investments in separately managed accounts are valued based on the underlying net assets, which are actively traded and primarily valued using quoted market prices.
The BNY Mellon Stable Value Portfolio is stated at contact value, which represents contributions, plus credited earnings, less participant withdrawals.
Shares of McKesson common stock are valued at quoted market prices on March 31, 2016 and 2015. Certain administrative expenses are allocated to the individual investment options based upon daily balances invested in each option and are reflected as an addition to net depreciation in fair market value of investments or a reduction of net appreciation in fair market value of investments. Consequently, these administrative expenses are reflected as a reduction of investment return for such investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation)/appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Administrative Expenses: Administrative expenses of the Plan are paid by the Plan. The Company, in its discretion, may pay all, a portion, or none of such expenses from time to time.
Benefits: Benefits are recorded when paid.
Notes Receivable: Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

New Accounting Pronouncements: In July 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which amends Accounting Standards Codification (“ASC”) 960, Plan Accounting - Defined Benefit Pension Plans, ASC 962, Plan Accounting - Defined Contribution Pension Plans, and ASC 965, Plan Accounting - Health and Welfare Benefit Plans. The Topic eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type. Also, the Topic requires that investments of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. The new guidance is effective for reporting periods beginning after December 15, 2015, with early adoption permitted, and shall be applied retrospectively for Part I and Part II and prospectively for Part III. Only Part I and Part II are applicable to the Plan. The Plan early adopted ASU No. 2015-12 during the year ended March 31, 2016 and has applied the provisions retrospectively. The adoption of ASU No. 2015-12 has resulted in the reclassification on the statement of net assets available for benefits of the $6,011,000 adjustment from fair value to contract value for fully benefit-responsive investment contracts as of March 31, 2015. Furthermore, the Plan has eliminated certain disclosures that are no longer required. There were no other impacts on the statements of net assets available for benefits and the statements of changes in net assets available for benefits as of March 31, 2016 and 2015.
In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which amends ASC 820, Fair Value Measurement. Under this ASU, the carrying values of investments measured using the NAV per share practical expedient are no longer required to be categorized within the fair value hierarchy. The ASU also eliminates certain disclosure requirements for investments that are eligible for fair value measurement using the NAV per share practical expedient. The new guidance is effective for reporting periods beginning after December 15, 2016 and shall be applied retrospectively. Upon adoption, the amended guidance is expected to have a limited impact on certain fair value disclosures and no impact on net assets available for benefits.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

3. Investments Reported at Contract Value
The Stable Value Portfolio contains investment contracts with insurance companies and financial institutions with the objective of providing participants a stable return on investment and protection of principal from changes in market interest rates.
Traditional GICs are unsecured general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The traditional GIC crediting rate is based upon the rate that is agreed to when the insurance company writes the contract and is generally fixed for the life of the contract.

Separate account GICs are group annuity contracts that pay a rate of return that is reset periodically (typically quarterly), offer book value accounting, and provide benefit responsiveness for participant-directed withdrawals. The crediting rate reflects the experience of assets that are separated from the insurance company’s general account assets. The liabilities associated with an insurance company separate account are paid from the assets held in that separate account. The insurance company’s general account assets back the separate accounts to fulfill separate account obligations. Separate account assets cannot be used to satisfy general account liabilities.
Fixed maturity synthetic GICs consist of an asset or pool of assets that are owned by the fund (or plan) and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides contract value accounting for the asset and assures that contract value, benefit-responsive payments will be made for participant-directed withdrawals.
Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value payments will be made for participant-directed withdrawals.
The fixed maturity synthetic and constant duration synthetic GICs use wrap contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Portfolio to match certain fund objectives. There are no reserves against these contract values for credit risk of the contract issuer or otherwise.
The initial crediting rates for both the fixed maturity synthetic and constant duration synthetic GICs are established based on the market interest rates at the time the initial asset is purchased and are guaranteed to have an interest crediting rate of not less than zero percent. The fixed maturity synthetic GIC crediting rate is set at the start of the contract and typically resets on a quarterly basis. The constant duration synthetic GIC crediting rate resets every quarter based on the contract value, the market yield to maturity, the market value, and the average duration of the underlying assets. The crediting rate for constant duration synthetic GICs aims at converging the contract value with the market value; therefore, it will be affected by interest rate and market changes.
Withdrawals and transfers resulting from the following events will limit the ability of the portfolio to transact at book or contract value, though such events are not probable of occurring. Instead, fair value would likely be used in determining the payouts to the participants, should any of the following events occur:

•	Employer-initiated events — events within the control of the Plan or the Plan Sponsor which would have a material and adverse impact on the fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes of qualification status of employer or plan
Issuers may terminate the GICs and settle at other than contract value if there is a change in the qualification status of employer or plan, a breach of material obligations under the contract, misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.
The average yield of the Stable Value Portfolio based on actual earnings was 2.06% and 2.08% at March 31, 2016 and 2015, respectively. The average yield of the portfolio based on the interest rate credited to participants was 2.10% and 2.01% at March 31, 2016 and 2015, respectively. To calculate the yield, the amount credited to participants for the last day of the period is annualized and divided by the fair value of the investment portfolio on that date.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

The portfolio holdings in the BNY Mellon Stable Value Portfolio as of March 31 are shown below (in thousands):

	2016	2015
	Investment at Contract Value	Investment at Contract Value
Cash/Cash Equivalents:
Fidelity Management Trust Company	$15,622	$6,065
Traditional GIC:
Metropolitan Life Insurance Company	2,017	4,034
Fixed Maturity Synthetic GIC:
American General Life	29,174	24,780
Constant Duration Synthetic GICs:
Pacific Life	47,619	50,379
RGA Reinsurance Company	21,111	20,613
Prudential	48,313	52,052
Transamerica Premier Life	45,088	44,128
Separate Account GICs:
New York Life	21,785	21,299
Voya Retirement Insurance & Annuity Company	21,155	20,800
Total	$251,884	$244,150

4. Fair Value Measurement
Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan considers the principal or most advantageous market in which the Plan would transact, and the Plan considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, redemption restrictions, and risk of non-performance.
In addition to determining fair value, the Plan is required to establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 —	unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 —
quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means;

Level 3 —	unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

The Plan’s investments measured at fair value on a recurring basis consisted of the following types of instruments as of March 31 (in thousands):

	2016
	Total	Level 1	Level 2
Fidelity BrokerageLink:
Mutual funds	$135,966	$135,966	$—
Common and preferred stock	69,933	69,933	—
Fixed income investments	1,948	—	1,948
Other	1,770	1,271	499
Common/collective trusts	1,821,287	—	1,821,287
Separately managed accounts:
Mutual funds	12,389	12,389	—
Common and preferred stock	642,997	642,997	—
Employer and Employee Stock Funds	691,369	691,369	—
Total	$3,377,659	$1,553,925	$1,823,734

	2015
	Total	Level 1	Level 2
Fidelity BrokerageLink:
Mutual funds	$150,623	$150,623	$—
Common and preferred stock	70,068	70,068	—
Fixed income investments	2,092	—	2,092
Other	2,177	1,768	409
Common/collective trusts	1,808,939	—	1,808,939
Separately managed accounts:
Mutual funds	15,907	15,907	—
Common and preferred stock	716,309	716,309	—
Employer and Employee Stock Funds	1,126,710	1,126,710	—
Total	$3,892,825	$2,081,385	$1,811,440

For the years ended March 31, 2016 and 2015, there were no investments classified as level 3 nor were there any significant transfers in or out of levels 1, 2, or 3. Below is a description of the valuation methodologies used for the fair value measurements.
Mutual funds are publicly traded investments which are valued using NAV. The NAV of a mutual fund is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis.
Common/collective trusts are valued using NAV. The NAV of a common/collective trust is based on the market values of the underlying securities. The beneficial interest of each investor is represented in units. Units are issued and redeemed daily at the fund’s closing NAV.
Separately managed accounts are valued based on the fair values of the underlying securities, which are primarily valued using quoted market prices.
Investments in Fidelity BrokerageLink and McKesson common stock are stated at quoted market prices.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONTINUED)

The Plan makes certain investments where the fair value is measured by NAV per share. There were no unfunded commitments, normal course of business restrictions, or other redemption restrictions for these investments. These investments are summarized below as of March 31 (in thousands):

	2016			2015
	Fair Value	Redemption Frequency	Redemption Notice Period	Fair Value	Redemption Frequency	Redemption Notice Period
Common/collective trusts	$1,821,287	As needed	1-5 days	$1,808,939	As needed	1-5 days

5. Federal Income Tax Status
On November 26, 2013, the Internal Revenue Service issued a favorable determination letter to the Plan indicating that, in its opinion, the terms of the Plan conform to the requirements of Section 401(a) of the Code. In addition, the Company and the plan administrator believe that the Plan, in form and operation, complies with the applicable requirements of the Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of March 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.
6. Plan Termination
The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts would immediately vest and each account would receive a distribution equal to the vested account balance.
7. Exempt Related Party Transactions
At March 31, 2016 and 2015, respectively, the Plan held approximately 4,382,000 and 4,964,000 common shares of McKesson Corporation, the Plan Sponsor, with a cost basis of $245,487,000 and $250,730,000. The shares were held within the Plan’s Employer and Employee Stock Funds. At March 31, 2016 and 2015, the Employer Stock Fund held approximately 3,166,000 and 3,678,000 common shares, respectively. At March 31, 2016 and 2015, the Employee Stock Fund held approximately 1,216,000 and 1,286,000 common shares, respectively. These transactions qualify as exempt party-in-interest transactions.
McKesson declared dividends of $1.08 and $0.96 per share during the years ended March 31, 2016 and 2015, respectively. During the years ended March 31, 2016 and 2015, the Employer Stock Fund recognized dividend income from McKesson common shares of $3,650,000 and $3,733,000, respectively. During the years ended March 31, 2016 and 2015, the Employee Stock Fund recognized dividend income from McKesson common shares of $1,353,000 and $1,217,000, respectively.

Certain investment options are managed by Fidelity, which also serves as the Plan’s record-keeper and trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Generally, investment options (other than mutual funds and publicly offered securities) may qualify as party-in-interest transactions if the issuer, investment manager, or trustee of the investment option is a plan fiduciary or service provider. Fees for investment management services are allocated to the participants with balances in those funds. In the plan year ended March 31, 2015, Fidelity revised its fee structure to include a quarterly flat fee assessment per plan participant.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (CONCLUDED)

8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the statements of net assets available for benefits at March 31, 2016 and 2015 and the statement of changes in net assets available for benefits at March 31, 2016 to the Form 5500 (in thousands):
Statements of Net Assets Available for Benefits:

	2016	2015
Net assets available for benefits per the financial statements	$3,686,188	$4,197,646
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	6,011
Net assets available for benefits per the Form 5500	$3,686,188	$4,203,657
Statement of Changes in Net Assets Available for Benefits:

2016
Decrease in net assets per the financial statements	$(511,458)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,011)
Net decrease in net assets available for benefits per the Form 5500	$(517,469)

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2016

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
*MCKESSON EMPLOYER STOCK FUND (allocated)	$114,909,526	3,165,776	$497,818,276
*MCKESSON EMPLOYEE STOCK FUND	130,577,862	1,215,991	193,551,206
			691,369,482

*PSIP INTERNATIONAL	143,525,720	13,152,253	133,678,444
*SSGA BOND INDEX	116,959,582	5,163,106	137,854,882
*SSGA S&P 500 INDEX	257,584,599	11,585,325	450,367,889
*VANGUARD TARGET INCOME	25,601,667	691,090	26,130,094
*VANGUARD TARGET 2010	19,601,929	503,138	19,954,443
*VANGUARD TARGET 2015	65,723,579	1,600,628	66,554,118
*VANGUARD TARGET 2020	172,871,487	4,054,868	174,480,982
*VANGUARD TARGET 2025	201,612,510	4,606,201	202,857,086
*VANGUARD TARGET 2030	198,730,216	4,411,697	198,746,929
*VANGUARD TARGET 2035	165,138,183	3,571,831	164,411,385
*VANGUARD TARGET 2040	120,949,459	2,575,005	119,634,750
*VANGUARD TARGET 2045	69,976,753	1,491,739	69,276,370
*VANGUARD TARGET 2050	39,519,537	842,542	39,144,517
*VANGUARD TARGET 2055	12,699,367	271,351	12,587,962
*VANGUARD TARGET 2060	5,667,697	200,883	5,606,649
			1,821,286,500

*DODGE & COX LARGE CAP VALUE PORTFOLIO
ADT CORP	1,836,614	47,300	1,951,598
AEGON NV (NY REGD) NY REG SH	1,588,755	284,700	1,565,850
ALPHABET INC CL A	431,814	1,200	915,480
ALPHABET INC CL C	3,822,956	8,123	6,051,229
AMERICAN EXPRESS CO	4,707,906	69,200	4,248,880
ANTHEM INC	1,615,610	13,200	1,834,668
APACHE CORP	5,744,352	84,200	4,109,802
ASTRAZENECA PLC SPONS ADR	2,204,839	69,100	1,945,856
BAKER HUGHES INC	4,293,227	89,700	3,931,551
BANK OF AMERICA CORPORATION	6,729,414	557,200	7,533,344
BANK OF NEW YORK MELLON CORP	4,011,247	144,300	5,314,569
BB&T CORP	1,888,341	69,000	2,295,630
CAPITAL ONE FINANCIAL CORP	5,352,967	130,000	9,010,300
CELANESE CORP SER A	1,524,486	34,000	2,227,000
CIGNA CORP	2,912,838	35,000	4,803,400
CISCO SYSTEMS INC	4,800,489	176,000	5,010,720
COACH INC	2,542,261	49,300	1,976,437
COMCAST CORP CL A	2,301,552	114,600	6,999,768
CONCHO RESOURCES INC	1,593,431	16,200	1,636,848
CORNING INC	2,254,695	153,100	3,198,259
DANAHER CORP	1,732,726	21,100	2,001,546
DISH NETWORK CORP A	1,253,499	37,500	1,734,750
EMC CORP	5,921,144	231,000	6,156,150
EXPRESS SCRIPTS HLDG CO	4,408,768	57,600	3,956,544
FEDEX CORP	2,529,963	32,000	5,207,040
GOLDMAN SACHS GROUP INC	4,474,719	35,800	5,619,884
HARLEY-DAVIDSON INC	1,417,341	27,200	1,396,176
HEWLETT PACKARD ENTERPRISE CO	5,940,256	394,900	7,001,577

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
HP INC	4,761,531	365,000	4,496,800
JPMORGAN CHASE & CO	3,546,345	72,000	4,263,840
JUNIPER NETWORKS INC	88,433	4,100	104,591
LIBERTY INTERACTIVE CORP CL A	553,628	60,000	1,515,000
MAXIM INTEGRATED PRODUCTS INC	1,387,911	60,600	2,228,868
MEDTRONIC PLC	1,953,324	26,100	1,957,500
MERCK & CO INC NEW	2,194,782	70,700	3,740,737
METLIFE INC	3,333,875	78,700	3,458,078
MICROSOFT CORP	3,799,202	137,200	7,577,556
NATIONAL OILWELL VARCO INC	3,739,804	68,700	2,136,570
NETAPP INC	3,091,021	91,100	2,486,119
NEWS CORP NEW CL A	157,220	26,225	334,893
NOVARTIS AG SPON ADR	5,880,774	97,500	7,062,900
PRICELINE GROUP INC	2,038,970	1,700	2,191,232
SANOFI SPON ADR	5,941,734	144,000	5,783,040
SCHLUMBERGER LTD	6,628,181	95,000	7,006,250
SCHWAB CHARLES CORP	4,923,880	277,700	7,781,154
SPRINT CORP	2,378,814	456,043	1,587,030
SSBK STIF FUND	2,115,230	2,115,230	2,115,230
SYMANTEC CORP	3,644,813	201,500	3,703,570
SYNOPSYS INC	1,077,031	41,500	2,010,260
TARGET CORP	1,617,168	27,000	2,221,560
TE CONNECTIVITY LTD	1,265,335	45,500	2,817,360
THERMO FISHER SCIENTIFIC INC	236,758	1,800	254,862
TIME WARNER CABLE	3,379,382	48,400	9,903,608
TIME WARNER INC	3,032,129	95,700	6,943,035
TWENTY FIRST CENTURY FOX CL B	1,227,468	42,400	1,195,680
TWENTY FIRST CENTURY FOX INC-A	1,541,562	125,000	3,485,000
TYCO INTERNATIONAL PLC	2,159,511	56,600	2,077,786
UNION PACIFIC CORP	2,243,468	30,900	2,458,095
UNITEDHEALTH GROUP INC	3,206,130	39,500	5,091,550
VMWARE INC CL A	1,188,697	20,700	1,082,817
WAL MART STORES INC	5,378,932	81,100	5,554,539
WEATHERFORD INTERNATIONAL PLC	1,611,182	114,800	893,144
WELLS FARGO & CO	7,517,508	180,100	8,709,636
SETTLEMENT ADJUSTMENTS			1,544,571
*PSIP LG CAP GROWTH PORTFOLIO
ACCENTURE PLC CL A	1,167,348	11,369	1,311,983
ACTIVISION BLIZZARD INC	1,722,991	47,749	1,615,826
ACUITY BRANDS INC	831,208	3,657	797,738
ADOBE SYSTEMS INC	1,978,132	31,767	2,979,745
AKAMAI TECHNOLOGIES INC	1,946,444	29,524	1,640,649
ALEXION PHARMACEUTICALS INC	1,992,450	12,602	1,754,450
ALPHABET INC CL A	947,719	2,262	1,725,680
ALPHABET INC CL C	7,577,259	14,794	11,020,790
AMAZON.COM INC	6,328,788	16,964	10,070,509
AMERISOURCEBERGEN CORP	1,446,346	21,587	1,868,355
AMPHENOL CORPORATION CL A	2,013,507	51,795	2,994,787
ANSYS INC	1,304,940	16,480	1,474,301
APPLE INC	5,798,822	65,601	7,149,853

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
ARM HOLDINGS PLC SPON ADR	149,085	3,379	147,629
ASML HLDG NV (NY REG SHS) NEW	143,108	1,903	191,042
BAIDU INC SPON ADR	62,778	369	70,435
BIOGEN INC	84,949	359	93,455
BIOMARIN PHARMACEUTICAL INC	1,250,422	10,279	847,812
BRISTOL-MYERS SQUIBB CO	2,442,976	40,134	2,563,760
BROADCOM LTD	1,811,588	23,588	3,644,346
CELGENE CORP	778,399	11,326	1,133,619
CHIPOTLE MEXICAN GRILL INC	801,248	1,426	671,603
COCA COLA CO	1,194,212	28,026	1,300,126
COGNIZANT TECH SOLUTIONS CL A	3,012,077	57,908	3,630,832
COMCAST CORP CL A	3,170,078	73,028	4,460,550
CONSTELLATION BRANDS INC CL A	1,050,849	8,668	1,309,648
COSTCO WHOLESALE CORP	3,754,755	33,569	5,289,803
CVS HEALTH CORP	1,650,020	22,873	2,372,616
DANAHER CORP	1,957,903	30,880	2,929,277
DAVITA HEALTHCARE PARTNERS INC	1,426,022	23,921	1,755,323
DELPHI AUTOMOTIVE PLC	1,775,357	28,368	2,128,167
DELTA AIR INC	2,402,975	75,407	3,670,813
ECOLAB INC	3,520,659	38,382	4,280,361
ESTEE LAUDER COS INC CL A	2,115,931	32,184	3,035,273
EXPRESS SCRIPTS HLDG CO	1,925,499	31,746	2,180,633
FACEBOOK INC A	6,046,742	104,978	11,977,990
FASTENAL CO	1,700,660	37,326	1,828,974
FLEETCOR TECHNOLOGIES INC	1,947,168	12,557	1,867,854
GENPACT LTD	1,350,651	79,059	2,149,614
GILEAD SCIENCES INC	2,191,463	39,351	3,614,783
HOME DEPOT INC	4,516,585	59,022	7,875,305
HONEYWELL INTL INC	2,321,465	27,224	3,050,449
ILLUMINA INC	1,475,025	10,599	1,718,204
INCYTE CORP	459,612	4,826	349,740
INTERCONTINENTAL EXCHANGE INC	1,105,580	4,356	1,024,270
INTUITIVE SURGICAL INC	3,299,671	6,727	4,043,263
JOHNSON & JOHNSON	1,185,189	11,380	1,231,316
LIBERTY GLOBAL PLC CL C	662,441	18,005	676,268
LINKEDIN CORP CL A	468,200	2,505	286,447
LYONDELLBASELL INDS CLASS A	1,285,926	18,435	1,577,667
MARATHON PETROLEUM CORP	553,832	12,999	483,303
MASTERCARD INC CL A	2,890,450	50,435	4,766,108
MEAD JOHNSON NUTRITION CO	2,182,064	28,171	2,393,690
MICROSOFT CORP	4,105,865	78,256	4,322,079
MONSTER BEVERAGE CORP NEW	2,069,606	14,417	1,922,939
MOODYS CORP	1,210,608	18,452	1,781,725
NATIONAL INSTRUMENT CORP	1,190,101	38,302	1,153,273
NETFLIX INC	1,779,614	23,167	2,368,362
NETSUITE INC	1,799,945	22,167	1,518,218
NORTHROP GRUMMAN CORP	1,897,677	10,775	2,132,373
NXP SEMICONDUCTORS NV	3,865,232	44,590	3,614,911
PAYPAL HLDGS INC	659,418	16,739	646,125
PIONEER NATURAL RESOURCES CO	149,439	1,025	144,259

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
PPG INDUSTRIES INC	500,012	6,244	696,144
PRICELINE GROUP INC	214,017	221	284,860
REGENERON PHARMACEUTICALS INC	2,201,655	7,046	2,539,660
REYNOLDS AMERICAN INC	2,835,700	64,030	3,221,349
ROPER TECHNOLOGIES INC	1,446,728	9,092	1,661,745
ROSS STORES INC	993,821	17,210	996,459
SALESFORCE.COM INC	3,446,609	70,685	5,218,674
SBA COMMUNICATIONS CORP CL A	1,384,963	14,807	1,483,217
SCHWAB CHARLES CORP	1,630,215	83,179	2,330,676
SERVICENOW INC	623,350	8,179	500,391
SHERWIN WILLIAMS CO	1,969,043	10,632	3,026,611
SPLUNK INC	387,458	4,969	243,133
SSBK GOVT STIF FUND	6,603,242	6,603,242	6,603,242
STARBUCKS CORP	4,197,059	124,218	7,415,815
STERICYCLE INC	2,048,580	19,019	2,400,008
TESLA MOTORS INC	735,806	3,957	909,200
THERMO FISHER SCIENTIFIC INC	866,325	6,227	881,681
TRIPADVISOR INC	2,613,484	36,368	2,418,472
ULTA SALON COSMETICS & FRG INC	923,257	4,890	947,389
UNDER ARMOUR INC CL A	1,823,498	21,335	1,809,848
VANTIV INC	1,266,290	24,539	1,322,161
VERISIGN INC	1,213,462	14,546	1,287,903
VERTEX PHARMACEUTICALS INC	1,715,677	17,419	1,384,636
VISA INC CL A	5,657,047	121,164	9,266,623
WAL MART STORES INC	1,798,943	26,921	1,843,819
WALGREENS BOOTS ALLIANCE INC	1,355,387	15,883	1,337,984
WESTINGHOUSE AIR BRAKE TEC CRP	1,562,442	22,424	1,777,999
SETTLEMENT ADJUSTMENTS			290,529
*PSIP SMALL CAP GROWTH PORTFOLIO
ACADIA PHARMACEUTICALS INC	2,314,141	83,818	2,343,551
ADVISORY BOARD CO	1,650,158	34,934	1,126,622
AERIE PHARMACEUTICALS INC	1,022,218	49,215	598,454
BOFI HOLDING INC	4,017,291	193,838	4,136,503
CHUY'S HOLDINGS INC	1,085,760	40,380	1,254,607
DIPLOMAT PHARMACY INC	3,040,090	77,412	2,121,089
DRIL-QUIP INC	247,389	2,860	173,202
EPAM SYSTEMS INC	2,169,481	37,963	2,834,697
EVERCORE PARTNERS INC CL A	795,799	14,886	770,351
EXAMWORKS GROUP INC	2,678,325	88,556	2,617,715
FINANCIAL ENGINES INC	459,703	11,388	357,925
FIRSTSERVICE CORP (US)	2,190,250	90,527	3,706,175
FLEETMATICS GROUP PLC	2,836,057	76,690	3,122,050
FRANCESCA'S HOLDINGS CORP	1,264,832	78,355	1,501,282
GENTHERM INC	1,203,513	29,035	1,207,566
GEOSPACE TECHNOLOGIES CORP	458,977	14,145	174,549
GLOBANT SA	1,573,143	52,161	1,609,688
GREENLIGHT CAPITAL RE LTD A	1,677,624	65,288	1,422,626
GTT COMMUNICATIONS INC	1,759,582	84,459	1,396,952
H&E EQUIPMENT SERVICES INC	1,258,099	55,721	976,789
HEICO CORP	2,341,867	43,200	2,597,616

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
IHS INC CL A	1,824,918	14,874	1,846,756
INCONTACT INC	1,196,187	132,217	1,175,409
INDEPENDENT BANK GROUP INC	691,376	16,788	459,991
INSULET CORP	2,215,244	64,023	2,123,003
IPG PHOTONICS CORP	998,234	12,891	1,238,567
LANDSTAR SYSTEM INC	1,276,478	20,247	1,308,159
M/A-COM TECH SOLN HLDGS INC	1,744,804	40,355	1,767,145
MIDDLEBY CORP	3,342,814	36,513	3,898,493
NATURAL GAS SERVICES GROUP	1,272,253	47,455	1,026,452
NORD ANGLIA EDUCATION INC	2,099,528	97,066	2,027,709
OLLIES BARGAIN OUTLET HOLDINGS	468,139	25,503	597,535
PAYLOCITY HOLDING CORP	4,100,305	136,848	4,480,404
PEAPACK GLADSTONE FINL CORP	93,475	4,537	76,675
PLANET FITNESS INC CL A	529,767	32,178	522,571
PRESS GANEY HOLDINGS INC	95,454	3,386	101,851
PROTO LABS INC	614,548	9,751	751,705
PUMA BIOTECHNOLOGY INC	2,752,523	23,762	697,890
REALPAGE INC	1,938,414	96,422	2,009,434
SIGNATURE BANK	3,754,234	29,468	4,011,184
SPS COMMERCE INC	1,173,135	19,546	839,305
STANTEC INC	113,011	3,667	92,995
STRATASYS LTD	74,639	2,589	67,107
TEXTURA CORP	75,007	3,771	70,254
TRINET GROUP INC	130,829	5,135	73,687
ULTIMATE SOFTWARE GROUP INC	3,627,524	23,479	4,543,187
ULTRAGENYX PHARMA INC	2,912,568	36,442	2,307,143
UNITED INS HLDGS CORP	478,440	22,955	440,966
US PHYSICAL THERAPY INC	95,968	1,755	87,276
VIRTUS INVESTMENT PARTNERS	2,228,884	13,536	1,057,297
WAGEWORKS INC	3,150,360	68,823	3,483,132
WASTE CONNECTIONS INC	3,234,510	65,220	4,212,560
WAYFAIR INC	3,243,021	94,695	4,092,718
XPO LOGISTICS INC	815,652	29,758	913,571
2U INC	1,512,170	50,685	1,145,481
BBH STIF FUND	3,247,676	3,247,676	3,247,676
SETTLEMENT ADJUSTMENTS			436,208
*FISHER SMALL CAP VALUE PORTFOLIO
AAR CORP	475,775	18,400	428,168
ACADIA RLTY TR REIT	539,189	29,225	1,026,674
ANIXTER INTL INC	660,921	11,293	588,478
ARTISAN PARTNERS ASSET MGT A	1,287,386	37,600	1,159,584
ASPEN TECHNOLOGIES	1,189,685	32,446	1,172,274
ATLAS AIR WORLD	836,947	21,200	896,124
AVISTA CORP	354,241	16,584	676,296
BANCORPSOUTH INC	1,001,888	49,225	1,048,985
BEACON ROOFING SUPPLY INC	1,122,348	29,900	1,226,199
BIO RAD LABS CL A	531,743	5,212	712,585
BOSTON BEER COMPANY CL A	1,322,316	8,800	1,628,616
CABELAS INC	411,287	15,975	777,823
CALATLANTIC GROUP INC	1,037,651	39,362	1,315,478

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
CAPITOL FED FINL (2ND STEP CV)	527,985	44,375	588,413
CHEMED CORP	934,737	9,300	1,259,685
CONMED CORP	924,552	22,200	931,068
CORPORATE OFFICE PROPERTIES TR	501,498	12,751	334,586
DARLING INGREDIENTS INC	443,189	25,725	338,798
DOMINOS PIZZA INC	982,967	25,725	3,392,099
DRIL-QUIP INC	416,577	7,150	433,004
DUPONT FABROS TECH INC	588,392	22,650	918,005
EAST WEST BANCORP INC	1,049,671	43,241	1,404,468
EDUCATION REALTY TR INC	659,323	21,358	888,493
FEI COMPANY	530,307	20,096	1,788,745
FINISAR CORP	939,711	63,175	1,152,312
FIRST AMERICAN FINANCIAL CORP	1,246,247	31,300	1,192,843
GLACIER BANCORP INC	613,597	39,273	998,320
GREATBATCH INC	282,626	8,400	299,376
GREENHILL & CO INC	1,461,646	38,485	854,367
HEARTLAND EXPRESS INC	664,697	32,500	602,875
HEICO CORP	1,058,345	20,300	1,220,639
HELEN OF TROY LTD	431,239	4,300	445,867
HELMERICH & PAYNE INC	278,449	6,608	388,022
HILL-ROM HOLDINGS INC	1,022,113	35,150	1,768,045
HUB GROUP INC CL A	994,892	24,300	991,197
IDACORP INC	350,552	9,848	734,562
INGREDION INC	780,104	14,609	1,560,095
INTEGRA LIFESCIENCES HLDS CORP	1,230,519	30,475	2,052,796
ISHRES TR RUSL	771,145	11,260	1,049,545
JANUS CAPITAL GROUP INC	885,843	85,084	1,244,779
JARDEN CORP	109,033	5,276	311,020
KANSAS CITY SOUTHERN	321,541	6,869	586,956
KATE SPADE & CO	548,310	36,163	922,880
KB HOME	1,171,301	72,300	1,032,444
LANCASTER COLONY CORP	716,012	6,700	740,819
LANDSTAR SYSTEM INC	493,280	7,000	452,270
MAGELLAN HEALTH INC	838,000	14,300	971,399
MEREDITH CORP	658,864	17,225	818,188
MERITAGE HOMES CORP	1,404,082	32,300	1,177,658
MID AMERICA APT CMNTY INC	606,323	10,851	1,109,081
MSC INDUSTRIAL DIRECT CO CL A	415,129	7,400	564,694
MUELLER INDUSTRIES INC	311,914	22,964	675,601
NATUS MEDICAL INC	1,018,108	35,600	1,368,108
NCR CORP	476,361	22,500	673,425
NETSCOUT SYSTEMS INC	1,478,336	51,000	1,171,470
NORTHWEST NATURAL GAS CO	176,037	3,787	203,930
NUVASIVE INC	741,039	25,000	1,216,250
OCEANEERING INTERNATIONAL INC	337,270	9,465	314,617
PACWEST BANCORP	1,242,264	37,067	1,377,039
PAREXEL INTERNATIONAL CORP	1,038,802	34,025	2,134,388
PEGASYSTEMS INC	777,454	59,819	1,518,206
PLEXUS CORP	647,344	17,777	702,547
POOL CORP	876,487	30,945	2,715,114

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Investment/Fund Name	Cost Basis	Shares/Units/Interest Rate	Current Value
PRESTIGE BRANDS HOLDINGS INC	710,611	44,100	2,354,499
PRIVATEBANCORP INC	1,195,593	39,800	1,536,280
QORVO INC	404,818	23,390	1,179,090
REGAL BELOIT CORP	535,527	8,878	560,113
RLJ LODGING TRUST	982,861	38,100	871,728
SCOTTS MIRACLE GRO CO CL A	1,035,014	21,847	1,589,806
SEASPINE HOLDINGS CORP	132,515	10,824	158,463
SELECT MEDICAL HLDGS CORP	1,009,412	77,200	911,732
SOTHEBY'S	465,415	13,500	360,855
SOVRAN SELF STORAGE REIT	781,778	15,202	1,793,076
STERIS PLC	1,877,961	25,194	1,790,034
STIFEL FINANCIAL CORP	1,559,854	44,275	1,310,540
STRATASYS LTD	1,418,670	58,700	1,521,504
SVB FINL GROUP	1,387,459	24,318	2,481,652
SWIFT TRANSPORTATION CO CL A	695,569	25,600	476,928
TELEDYNE TECHNOLOGIES INC	373,900	6,771	596,796
TEXAS CAPITAL BANCSHARES INC	1,013,031	24,515	940,886
TORO CO	394,686	13,837	1,191,642
TREEHOUSE FOODS INC	618,330	11,075	960,756
UMB FINANCIAL CORP	951,357	15,600	805,428
UMPQUA HOLDINGS CORP	1,309,977	74,300	1,178,398
VEECO INSTRUMENT	1,098,208	34,575	673,521
VERINT SYSTEMS INC	1,572,100	29,100	971,358
VISHAY INTERTECHNOLOGY INC	968,288	69,875	853,174
WADDELL & REED FINL INC CL A	898,304	27,682	651,634
WEBSTER FINANCIAL	991,366	45,569	1,635,927
WINTRUST FINANCIAL CORP	1,234,948	29,400	1,303,596
WRIGHT MEDICAL GROUP NV	694,316	32,782	544,181
BBH STIF FUND	423,368	423,368	423,368
SETTLEMENT ADJUSTMENTS			88,035
			655,385,740

*BNY MELLON STABLE VALUE PORTFOLIO:
*FIDELITY MANAGEMENT TRUST COMPANY	15,622,179	0.22%	15,622,179
*AMERICAN GENERAL LIFE 1635583	29,175,084	1.34%	29,175,084
*METROPOLITAN GAC 32872	2,017,143	1.08%	2,017,143
*NEW YORK LIFE GA 29029	21,784,632	2.35%	21,784,632
*PACIFIC LIFE G-27306.01.0001	47,618,779	2.65%	47,618,779
*PRUDENTIAL GA 62189	48,312,443	2.68%	48,312,443
*RGA RGA00042	21,111,508	2.41%	21,111,508
*TRANSAMERICA PREMIER LIFE MDA01116TR	45,088,170	2.19%	45,088,170
*VOYA RET INS & ANNUITY CO MCA-60445	21,154,593	1.62%	21,154,593
			251,884,531

*FIDELITY BROKERAGELINK	203,607,506	89,505,703	209,617,107

*Outstanding loan balances, maturing 2016-2032 (5,906 loans, interest rates from 4.25% to 10.50%)	46,628,954		46,628,954
Total			$3,676,172,314
* Party-in-interest as defined under ERISA

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MCKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Dated: September 21, 2016	/s/ James A. Beer
James A. Beer
Executive Vice President and Chief Financial Officer

Dated: September 21, 2016	/s/ Jorge Figueredo
Jorge Figueredo
Executive Vice President Human Resources